The Estée Lauder Companies Inc.
767 Fifth Avenue
New York, NY 10153

August 19, 2026

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Notice of disclosure filed in The Estée Lauder Companies Inc.'s Annual Report on Form 10-K for the year ended June 30, 2026 under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934

Ladies and Gentlemen:

Pursuant to Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that The Estée Lauder Companies Inc. has included a disclosure involving limited and lawful dealings with the Intellectual Property Center of the Islamic Republic of Iran in its Annual Report on Form 10-K for the fiscal year ended June 30, 2026, which was filed with the U.S. Securities and Exchange Commission on August 19, 2026.

Sincerely,

/s/ Rashida La Lande
Rashida La Lande
Executive Vice President and General Counsel

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